Filed with the Securities and Exchange Commission on July 11, 2002.


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                                 AMENDMENT NO. 1
                                       TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                       DESARROLLOS EOLICOS EL AGUILA, S.A.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)

       Communications concerning this notification should be directed to:

David L. Wozny                                   George Dwight II
Vice President                                   Senior Counsel
Cinergy Global Resources, Inc.                   Cinergy Corp.
139 East Fourth Street                           139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                          Cincinnati, Ohio  45202




     Reference is made to the original notification in this docket, filed on January 9, 2001, in which Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), claimed foreign utility company status for Desarrollos Eolicos El Aguila, S.A., a corporation organized under the laws of Spain.

     That original notification indicated (inter alia) that Desarrollos Eolicos El Aguila, S.A. was a "subsidiary company" of Cinergy within the meaning of the Act. Recently, Cinergy entered into a definitive agreement to sell its entire ownership interest in Desarrollos Eolicos El Aguila, S.A. to a nonaffiliate. Closing of the sale is subject to satisfaction of certain customary conditions, including receipt of any required regulatory approvals.








                                                               SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:



                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                 Wendy L. Aumiller
                                                 Treasurer





Dated:  July 11, 2002